SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

RIBAPHARM INC.

(Name of Subject Company)

RIBAPHARM INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Common Stock: 762537108

(CUSIP Number of Class of Securities)

Daniel J. Paracka

Chairman of the Board

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

(714) 427-6236

With Copies to:

Esteban A. Ferrer, Esq.

Paul, Hastings, Janofsky & Walker LLP

1055 Washington Boulevard

Stamford, Connecticut 06901

(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003 (the “Schedule 14D-9”) by Ribapharm Inc., a Delaware corporation (“Ribapharm” or the “Company”), relating to the tender offer by Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), to purchase all of the outstanding shares of Ribapharm’s common stock, par value $.01 per share, which are not currently owned by ICN and its subsidiaries (the “Publicly Held Shares”), at a purchase price of $5.60 per share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Offer is disclosed on a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on June 10, 2003 by ICN and as subsequently amended (the “Schedule TO”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The subsection entitled “Background of the Transaction” of Item 4 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On June 23, 2003, ICN issued a press release in which it stated that it was disappointed by the Ribapharm Board’s recommendation to stockholders and “other actions.” Subsequently, on June 24, 2003, ICN filed Amendment No. 3 to the Schedule TO with the SEC, disclosing the recommendation of the Ribapharm Board and the press release issued by ICN, and including as an exhibit the aforementioned press release, as well as the letter sent by Ribapharm to ICN describing the Ribapharm Board’s recommendation and adoption of the Rights Plan.

On June 24, 2003, counsel to plaintiffs in the Stockholder Actions filed in Delaware sent a letter to Vice Chancellor Lamb withdrawing an application for expedited proceedings which was scheduled to be heard on June 25, 2003.

On June 25, 2003, ICN filed a complaint in the Delaware Chancery Court against Ribapharm, Daniel J. Paracka, Santo J. Costa, Gregory F. Boron, James Pieczynski and Andre Dimitriadis, directors of Ribapharm, which among other things, challenges the Rights Plan, and alleges both breach of contract on the part of Ribapharm, and breach of fiduciary duty on the part of the named directors as a result of their adoption of the Rights Plan. The complaint seeks, among other things, a declaratory judgment by the court that the Rights Plan is void and unenforceable.

On June 25, 2003, the Ribapharm Board (except Dr. Smith) met telephonically with representatives of Paul Hastings, Young Conaway and Morgan Stanley to, among other things, discuss the lawsuit initiated by ICN, and financial and strategic issues regarding the Offer.

On June 26, 2003, the Ribapharm Board issued a press release in response to the complaint filed by ICN, in which it stated that the action was without merit, reiterated its recommendation that Ribapharm’s public stockholders reject ICN’s unsolicited offer and stated that it has expressed its willingness to discuss alternatives with ICN.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

The subsection entitled “Rights Plan” of Item 8 is hereby amended and supplemented by adding the following paragraph at the end thereof:

Challenge to Rights Plan

ICN filed a complaint in the Delaware Chancery Court on June 25, 2003, against Ribapharm, Daniel J. Paracka, Santo J. Costa, Gregory F. Boron, James Pieczynski and Andre Dimitriadis, directors of Ribapharm, which

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among other things, challenges the Rights Plan, and alleges both breach of contract on the part of Ribapharm, and breach of fiduciary duty on the part of the named directors as a result of their adoption of the Rights Plan. The complaint seeks, among other things, a declaratory judgment by the court that the Rights Plan is void and unenforceable.

The subsection entitled “Stockholder Actions” of Item 8 is hereby amended and restated in its entirety to read as follows:

Shortly after ICN announced its intention to commence the proposed tender offer on June 2, 2003, individual stockholders of Ribapharm filed seven different complaints in the Delaware Court of Chancery and one complaint in the California Superior Court. All of the complaints purport to be brought as class action lawsuits on behalf of Ribapharm stockholders against ICN, Ribapharm and each of the individual directors of Ribapharm. Additionally, one of the complaints names Dr. Lamon, Ribapharm’s Chief Executive Officer, as a defendant. All of the actions generally allege various breaches of fiduciary duty by all of the defendants in connection with the Offer, including (i) claims that ICN has breached its fiduciary duties to Ribapharm’s stockholders by offering an allegedly unfair price, by omitting to disclose information the plaintiffs claim to be material and by structuring the Offer in a manner that the plaintiffs contend to be coercive; and (ii) claims that the directors of Ribapharm have breached their fiduciary duties by failing to take appropriate action to protect Ribapharm’s stockholders from ICN. The plaintiffs seek to enjoin the Offer or, alternatively, damages in an unspecified amount and rescission in the event the Offer and proposed second-step short-form merger occur. Prior to the issuance of this Statement, the plaintiffs in the Delaware actions agreed to consolidate the actions and proceed on a consolidated basis.

On June 24, 2003, after the issuance by the Ribapharm Board of this Statement, plaintiffs in the Stockholder Actions filed in Delaware sent a letter to Vice Chancellor Lamb withdrawing an application for expedited proceedings, which was scheduled to be heard on June 25, 2003.

The foregoing actions are all at a preliminary stage and it is therefore too soon to predict with any certainty their outcome.

The foregoing summaries of litigation are qualified in their respective entireties by reference to the text of the respective complaints and related documents, copies of which are included as Exhibits (e)(36) through (e)(44) and (e)(46) to this Statement and are incorporated by reference herein.

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by added the following thereto:

(e) (45)	Press Release issued by ICN Pharmaceuticals, Inc., dated June 23, 2003 (Exhibit (a)(1)(xi) to Schedule TO (Amendment No. 3))**

(e) (46)

Verified Complaint of ICN Pharmaceuticals, Inc. for Declaratory and Injunctive Relief against Ribapharm Inc., et

al., filed in the Delaware Chancery Court on June 25, 2003 (Exhibit (a)(5)(x) to Schedule TO (Amendment No. 4))**

(e) (47)	Press Release issued by Ribapharm Inc., dated June 26, 2003*

*	Filed herewith.

**	These items are incorporated by reference from the exhibits of the Tender Offer Statement on Schedule TO, and are hereby made a part of the Schedule 14D-9.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIBAPHARM INC.

By:	/s/ DANIEL J. PARACKA
Name:	Daniel J. Paracka
Title:	Chairman of the Board of Directors

Dated: June 26, 2003

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